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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                and Rule 13e-3 (Section 240.13e-3) thereunder)

                                (Amendment No. 1)

                             Life USA Holding, Inc.
                                (Name of Issuer)

                             Life USA Holding, Inc.
                 Allianz Life Insurance Company of North America
                                  Nova New Co.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    531918209
                      (CUSIP Number of Class of Securities)

Mark A. Zesbaugh                        Michael T. Westermeyer
Life USA Holding, Inc.                  Allianz Life Insurance
700 Interchange Building North             Company of North America
300 South Highway 169                   1750 Hennepin Avenue South
Minneapolis, MN  55426                  Minneapolis, MN  55403

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

Bruce J. Parker                         William B. Payne
Kaplan, Strangis and Kaplan, P.A.       Dorsey & Whitney LLP
5500 Norwest Center                     Pillsbury Center South
90 South 7th Street                     220 South Sixth Street
Minneapolis, MN  55402                  Minneapolis, MN  55402

                   This statement is filed in connection with:

a.  /x/     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.  / /     The filing of a registration statement under the Securities
            Act of 1933.

c.  / /     A tender offer.
d.  / /     None of the above.

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Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [X]

Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation               Amount of Filing Fee
--------------------------------------------------------------------------------
         $418,509,457*                       $83,702.00
--------------------------------------------------------------------------------
* For purposes of calculating fee only. This amount assumes the purchase at a price of $20.75 per share of 18,143,982 outstanding shares of Issuer Common Stock and payment of $42,021,831 in settlement of shares subject to outstanding stock options.

/x/ Check box if any part of the fee is offset as provided in Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,702.00
Filing Parties:  Life USA Holding, Inc.
Form or Registration No.: Schedule 14A
Date Filed: June 25, 1999

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                              Cross Reference Sheet
              (Pursuant to General Instruction F to Schedule 13e-3)

Introduction

       This Amendment No. 1 to the Rule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the proposed merger (the "Merger") of Nova New Co., a Minnesota corporation ("Acquisition Sub") and wholly owned subsidiary of Allianz Life Insurance Company of North America, a Minnesota corporation ("Allianz Life"), with and into Life USA Holding, Inc., a Minnesota corporation (the "Issuer"), pursuant to the terms and conditions of an Agreement and Plan of Merger dated May 17, 1999 (the "Merger Agreement") executed by and among the Issuer, Allianz Life and the Acquisition Sub, a copy of which is referenced in Exhibit (c)(6). Upon completion of the Merger, (i) the separate corporate existence of the Acquisition Sub will cease and the Issuer will continue as the surviving corporation and a wholly owned subsidiary of Allianz Life, (ii) each outstanding share of Common Stock, par value $.01 per share, of the Issuer (the "Common Stock") other than shares held by the Issuer or its wholly owned subsidiaries, by Allianz Life and by shareholders who exercise dissenters' rights will be converted into the right to receive $20.75 in cash, and (iii) holders of options to acquire shares of Common Stock of the Issuer will receive a cash settlement, net of withholding taxes, equal to the excess, if any, of $20.75 over the exercise price of such options.

       The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer's preliminary proxy statement (the "Proxy Statement"), concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger of information required to be included in response to items of this Statement. A copy of the Proxy Statement is referenced in Exhibit (d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Issuer or its advisors, or actions or events with respect to any of them, was provided by the Issuer, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Allianz Life, the Acquisition Sub or their affiliates, or actions or events with respect to them, was provided by Allianz Life. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

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Schedule 13e-3 Item Number and Response and/or Location in Proxy Statement
Caption


Item 1. Issuer And Class of Security Subject to The Transaction

(a) ..........................  Front Cover Page and "Summary--The Companies,"
                                which information is incorporated herein by this reference.

(b) ..........................  Front Cover Page, "Summary--Record Date; Voting
                                Power; Votes Required" and "The Special
                                Meeting--Record Date; Voting Power; Votes
                                Required," which information is incorporated herein by this reference.

(c) ..........................  "Historical Market Information," which information is incorporated herein by this reference.

(d) ..........................  "Historical Market Information," which information is incorporated herein by this reference.

(e) ..........................  Not applicable.

(f) ..........................  "Special Factors--Background of the Merger,"
                                "Special Factors--Reasons for the Merger" and "Certain Transactions in Common Stock and Stock Options," which information is incorporated herein by this reference.


Item 2. Identity and Background

(a)-(d), (g) .................  Front Cover Page, "Summary--The Companies,"
                                "Management of Life USA, Allianz Life and
                                Acquisition Sub" and "Interests in Securities of Life USA," which information is hereby incorporated herein by this reference.

(e), (f) .....................  During the last five years, none of the Issuer,
                                Allianz Life, Allianz Aktiengesellschaft,
                                Allianz of America, Inc., Acquisition Sub nor, to the best of the Issuer's, Allianz Life's or Acquisition Sub's knowledge, their respective executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial


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                                or administrative body of competent jurisdiction
                                resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3. Past Contacts, Transactions or Negotiations

(a)(1) .......................  "Special Factors--Background of the Merger,"
                                which information is incorporated herein by this reference.

(a)(2), (b) .................. "Summary--Terms of the Merger Agreement,"
                                "Special Factors--Background of the Merger,"
                                "Special Factors--Conflicts of Interest,"
                                "Summary of Material Features of the Merger," and "Appendix A--Agreement and Plan of Merger," which information is incorporated herein by this reference.


Item 4. Terms of the Transaction

(a) ..........................  Front Cover Page, "Summary--Terms of the Merger
                                Agreement," "Summary of Material Features of the Merger," and "Appendix A--Agreement and Plan of Merger," which information is incorporated herein by this reference.

(b) ..........................  "Summary--Dissenters' Rights," "Special
                                Factors--Conflicts of Interest" and "Summary of Material Features of the Merger--Dissenters' Rights," which information is incorporated herein by this reference.


Item 5. Plans or Proposals of the Issuer or Affiliate

(a)-(e) ......................  "Summary of Material Features of the Merger--The
                                Merger," "Special Factors--Plans for Life USA after the Merger" and "Special Factors--Certain Effects of the Merger," which information is incorporated herein by this reference.

(f), (g) .....................  "Summary of Material Features of the Merger--The
                                Merger" and "Special Factors--Certain Effects of

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                                the Merger," which information is incorporated
                                herein by this reference.


Item 6.  Source and Amount of Funds or Other Consideration

(a) ..........................  "Summary of Material Features of the Merger--
                                Financing of the Merger; Source of Funds," which information is incorporated herein by this reference.

(b) ..........................  "Summary of Material Features of the Merger--The
                                Merger--Expenses" and "Expenses of the
                                Transaction," which information is incorporated herein by this reference.

(c), (d)......................  Not applicable.


Item 7.  Purpose(s), Alternatives, Reasons and Effects

(a)-(c) ......................  "Special Factors--Purpose, Timing and Structure
                                of the Merger" and "Special Factors--Reasons for the Merger," which information is incorporated herein by this reference.

(d) ..........................  "Questions and Answers about the Merger,"
                                "Summary--Potential Benefits and Detriments of the Merger to Unaffiliated Shareholders; Benefits to Insiders," "Special Factors--Certain Effects of the Merger" and "Summary of Material Features of the Merger--Federal Income Tax Consequences of the Transaction," which information is incorporated herein by this reference.


Item 8.  Fairness of the Transaction

(a) ..........................  "Summary--Recommendation of Board of Directors,"
                                "Special Factors--Recommendation of the Board of Directors," "Special Factors--Opinion of Financial Advisor" and "Special Factors--Perspective of Allianz Life and Acquisition Sub on the Fairness of the Merger," which information is incorporated herein by this reference.

(b) ..........................  "Summary--Recommendation of Board of Directors,"
                                "Special Factors--Opinion of Financial Advisor," "Special Factors--Background of the Merger,"

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                                "Special Factors--Recommendation of the Board of
                                Directors," "Special Factors--Perspective of
                                Allianz Life and Acquisition Sub on the Fairness of the Merger," and "Appendix B--Opinion of Donaldson Lufkin & Jenrette Securities Corporation," which information is incorporated herein by this reference.

(c) ..........................  "The Special Meeting--Record Date; Voting Power;
                                Votes Required" and "Special Factors--Reasons for the Merger," which information is incorporated herein by this reference.

(d) ..........................  "Special Factors--Recommendation of the Board of
                                Directors," which information is incorporated herein by this reference.

(e) ..........................  "Special Factors--Recommendation of the Board of
                                Directors," which information is incorporated herein by this reference.

(f)...........................  Not applicable.


Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c) ......................  "Summary--Opinion of Financial Advisor,"
                                "Special Factors--Background of the Merger,"
                                "Perspective of Allianz Life and Acquisition Sub on the Fairness of the Merger," "Special Factors--Opinion of Financial Advisor" and "Appendix B--Opinion of Donaldson Lufkin & Jenrette Securities Corporation," which information is incorporated herein by this reference.


Item 10.  Interest in Securities of the Issuer

(a) ..........................  "Interest in Securities of Life USA" and
                                "Special Factors--Conflicts of Interest," which information is incorporated herein by this reference.

(b) ..........................  "Certain Transactions in Common Stock and Stock
                                Options," which information is incorporated herein by this reference.

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Item 11.  Contracts,

Arrangements .................  "Special Factors--Background of the Merger,"
                                "Special Factors--Conflicts of Interest--
                                Directors and Officers of Life USA," "Summary of Material Features of the Merger--The Merger," "Interest in Securities of Life USA" and "Certain Transactions in Common Stock and Stock Options," which information is incorporated herein by this reference.



Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction

(a), (b) .....................  "Summary--Potential Benefits and Detriments of
                                the Merger to Unaffiliated Shareholders;
                                Benefits to Insiders," "Summary--Record Date; Voting Power; Votes Required," "The Special Meeting--Record Date; Voting Power; Votes Required" and "Special Factors--Conflicts of Interest--Directors and Officers of Life USA," which information is incorporated herein by this reference.



Item 13.  Other Provisions of the Transaction

(a) ..........................  "Summary--Dissenters' Rights," "Summary of
                                Material Features of the Merger--The Merger-- Dissenters' Rights," and "Appendix C--Text of Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act," which information is incorporated herein by this reference.

(b), (c).....................   Not applicable.


Item 14.  Financial Information

Pursuant to General Instruction D to Schedule 13e-3, the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 are incorporated by reference in the Proxy Statement. The Issuer's audited financial statements for the periods covered by the Form 10-K and unaudited financial statements for the periods covered by the Form 10-Q are incorporated herein by this reference. "Selected Consolidated Financial Data of Life USA" of the Proxy Statement is also incorporated herein by this reference.

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Item 15.  Person and Assets Employed, Retained or Utilized

(a), (b) .....................  "Summary--Opinion of Financial Advisor," "The
                                Special Meeting--Proxies," "Summary of Material Features of the Merger--The Merger--Payment for Shares," and "Summary of Material Features of the Merger--The Merger--Stock Options," which information is incorporated herein by this reference.


Item 16.  Additional Information

See the text of the Proxy Statement.


Item 17.  Materials to be Filed

Exhibit Number and Description

Exhibit (b) ..................  Opinion of Donaldson Lufkin & Jenrette
                                Securities Corporation (Incorporated herein by reference to Appendix B to the Proxy Statement).

Exhibit (c)(1) ...............  Stock Purchase Agreement, dated as of January
                                13, 1998, executed by and between Allianz Life Insurance Company of North America and Life USA Holding, Inc. (Incorporated herein by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K, filed January 14, 1998).

Exhibit (c)(2) ...............  Amendment No. 1 to Stock Purchase Agreement,
                                dated as of January 30, 1998, executed by and between Allianz Life Insurance Company of North America and Life USA Holding, Inc. (Incorporated herein by reference to Exhibit 1 to Amendment 5 to Schedule 13D filed by Allianz Life August 13,
                                1998).

Exhibit (c)(3) ...............  Amendment No. 2 to Stock Purchase Agreement,
                                dated as of July 15, 1998, executed by and between Allianz Life Insurance Company of North America and Life USA Holding, Inc. (Incorporated herein by reference to Exhibit 2 to Amendment 5 to Schedule 13D filed by Allianz Life August 13,
                                1998).

Exhibit (c)(4) ...............  Amendment No. 3 to Stock Purchase Agreement,
                                dated as of February 5, 1999, executed by and


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                                between Allianz Life Insurance Company of North
                                America and Life USA Holding, Inc. (Incorporated herein by reference to Exhibit 1 to Amendment No. 6 to Schedule 13D filed by Allianz Life March 1, 1999).

Exhibit (c)(5) ...............  Amendment No. 4 to Stock Purchase Agreement,
                                dated as of April 13, 1999, executed by and between Allianz Life Insurance Company of North America and Life USA Holding, Inc. (Incorporated herein by reference to Exhibit 1 to Amendment No. 8 to Schedule 13D filed by Allianz Life April 30, 1999).

Exhibit (c)(6) ...............  Agreement and Plan of Merger, dated May
                                17, 1999, executed by and among Allianz Life
                                Insurance Company of North America, Nova New
                                Co., and Life USA Holding, Inc. (Incorporated herein by reference to Appendix A to the Proxy Statement).

Exhibit (c)(7) ...............  Amendment No. 1 to Employment Agreement, dated
                                May 17, 1999, executed by and between Life USA Holding, Inc. and Robert W. MacDonald (Incorporated herein by reference to Exhibit
                                10.1 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(8) ...............  Amendment No. 1 to Employment Agreement, dated
                                May 17, 1999, executed by and between Life USA Holding, Inc. and Donald J. Urban (Incorporated herein by reference to Exhibit 10.2 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(9) ...............  Amendment No. 1 to Amended and Restated
                                Employment Agreement, dated May 17, 1999, executed by and between Life USA Holding, Inc. and Margery G. Hughes (Incorporated herein by reference to Exhibit 10.3 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(10) ..............  Amendment No. 1, to Amended and Restated
                                Employment Agreement, dated May 17, 1999, executed by and between Life USA Holding, Inc. and Mark A. Zesbaugh (Incorporated herein by reference to Exhibit 10.4 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(11) ..............  Voting Agreement, dated May 17, 1999, executed by and between Robert W. MacDonald and Allianz Life Insurance Company of North America (Incorporated herein by reference to Exhibit
                                10.5 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

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Exhibit (c)(12) ..............  Voting Agreement, dated May 17, 1999, executed by and between Daniel J. Rourke and Allianz Life Insurance Company of North America (Incorporated herein by reference to Exhibit
                                10.6 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(13) ..............  Voting Agreement, dated May 17, 1999, executed by and between Donald J. Urban and Allianz Life Insurance Company of North America (Incorporated herein by reference to Exhibit
                                10.7 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(14) ..............  Voting Agreement, dated May 17, 1999, executed by and between Margery G. Hughes and Allianz Life Insurance Company of North America (Incorporated herein by reference to Exhibit
                                10.8 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (c)(15) ..............  Voting Agreement, dated May 17, 1999, executed by and between Mark A. Zesbaugh and Allianz Life Insurance Company of North America (Incorporated herein by reference to Exhibit
                                10.9 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

Exhibit (d) ..................  Preliminary Proxy Statement on Schedule 14A
                                filed by Issuer August 5, 1999 (Incorporated herein by reference).

Exhibit (e) ..................  Summary of Sections 471 and 473 of the
                                Minnesota Business Corporations Act
                                (Incorporated herein by reference to the Proxy Statement under the heading "Summary of Material Features of the Merger--Dissenters' Rights" and to Appendix C to the Proxy Statement).

Exhibit 1.1 ..................  Annual Report on Form 10-K of Life USA Holding,
                                Inc. for the year ended December 31, 1998
                                (Incorporated herein by reference).

Exhibit 1.2 ..................  Quarterly Report on Form 10-Q of Life USA
                                Holding, Inc. for the quarter ended March 31, 1999 (Incorporated herein by reference).

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       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            LIFE USA HOLDING, INC.

                     Date:            August 6, 1999
                          ----------------------------------------
                     Signature:       /s/ Mark. A Zesbaugh
                               -----------------------------------
                     Name and Title:  Mark A. Zesbaugh,
                                      Executive Vice President
                                      Chief Financial Officer
                                    ------------------------------

            ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                     Date:            August 6, 1999
                          ----------------------------------------
                     Signature:       /s/ Edward J. Bonach
                               -----------------------------------
                     Name and Title:  Edward J. Bonach,
                                      Executive Vice President and
                                      Chief Financial Officer
                                    ------------------------------

            NOVA NEW CO.

                     Date:            August 6, 1999
                          ----------------------------------------
                     Signature:       /s/ Edward J. Bonach
                               -----------------------------------
                     Name and Title:  Edward J. Bonach, President
                                    ------------------------------

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